 Clean Energy in the USA  Corporate Presentation – May 2020

   Why Piedmont Lithium?  2  2  Lithium Hydroxide for the EV Market    Premier USA Location    Positive ESG Profile    Low Costs Drive Exceptional Economics    Leverage to Rising Lithium Prices

   ELECTRIC vEHICLE Sales driven by ECONOMICS  3  Source: Green Car Reports    Source: EV Reports.com  3  60% Compound Annual Growth Rate  18% Annual Cost Reduction

IT'S NOT JUST TESLA

- **Major auto companies are all-in on electric vehicles**
  - 400+ new EV models coming to market by 2025
- **EU CO_2 emission requirements spurring strong EV development**
- **Mass market vehicles coming for the first time**
  - Ford to produce electric F-150 "before 2022"
  - VW ID.3 launching in 2020
  - Renault producing $9,000 EV for Indian market


# of EVs Launched by 2025
VW 80
BMW 47
Geely 41
Changan 34
FCA 32
SAIC 30
Ford 28
HMC-KIA 23
GM 20
RNM Alliance 12
Peugeot 11
Toyota 10
Daimler 10
0
20
40
60
80

Source: Bloomberg New Energy Finance


VW ID.3
(2020)


Mustang MachE
(2021)


Rivian Trucks
(2022)


Porsche Taycan
(2020)

4

   Hydroxide Taking Share in Fast-Growing Lithium Market  5  Source: Benchmark Mineral Intelligence  LiOH required in the high-nickel batteries used in longer-range vehicles  80% of the world’s hydroxide is currently produced in China  Hydroxide shortages expected by 2023  North Carolina is the leading ex-China LiOH producer  LiOH Demand Growing 31% Per Year Thru 2030

   Spodumene The Preferred Feedstock  6  “Lithium extracted from mining … is commercially more attractive … more stable to extract, easier to scale and generally more sustainable.” VW – April 2019“BMW signs contract with Ganfeng for sustainable lithium from mines in Australia.” BMW – November 2019  Source: McKinsey & Co., costs represent indicative 2025 costs for typical South American brine operations and typical Western Australian spodumene operations.  Spodumene is the low-cost source for Lithium Hydroxide  MAJOR AUTO COMPANIES PREFER SPODUMENE-SOURCED HYDROXIDE

   Piedmont Is Located in the USA’S Auto ALLEY  7

 US EV MARKET Accelerating as Supply Chain Localization Takes Hold  8  “Bessemer City…brings a lot more flexibility to our cost structure. It removes a lot of the requirement that we have today to export out of China and incur that VAT cost, etc. It's actually a lower cost production, actually, than in China.” Livent CEO Paul Graves told the FT.  American Government takes Disruptive Steps through the ORE Act to end Chinese Control of Rare Earths, Cobalt, Graphite, Lithium and Manganese

   Project  USA    #1 State for Business  0%State Mining Royalties  23%Corporate Tax Rate  ~100%Past Lithium Production  Piedmont Lithium is Ideally Located in North Carolina  9

NORTH CAROLINA LOCATION PROVIDES COMPETITIVE ADVANTAGE

Low-cost operating environment

- Unparalleled infrastructure
- Low-cost power and gas

Deep lithium processing talent pool

- North Carolina has 50+ years of lithium processing experience
- Southeast USA among world's premier chemical processing regions

Low tax rates

- US has lowest corporate tax rate among major Western countries
- US does not have a Value-Added Tax (China 16%)

Proximity to major automotive markets

- USA + EU represent over 30% of world automotive sales
- Western battery supply chains are growing



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Nasdaq : PLL ASX : PLL PIEDMONT LITHIUM

TWO DEVELOPMENT SCENARIOS...

PLL

MERCHANT PROJECT

Spodumene Supply from the Market

22,700 t/y Lithium Hydroxide

25 Year Chemical Plant Life

World's Lower Cost Merchant Producer

US$714M (A$1.1B) NPV – 26% IRR

US$149M (A$229M) EBITDA


USA
PIEDMONT
PROJECT
PIEDMONT
LITHIUM
CHEMICAL PLANT

PLL

INTEGRATED PROJECT

Spodumene from Piedmont Mine / Concentrator

22,700 t/y Lithium Hydroxide

25 Year Mine & Chemical Plant Life

World's Lower Cost Producer

US$1.1B (A$1.6B) NPV – 26% IRR

US$218M (A$335M) EBITDA

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   …using the SAME FLOW SHEET…  12    MINOR SOURCE PERMITTING PROCESS  US$2,371/tCONVERSION COST  24 monthRamp-up period  22,720 tpyBG LIOH PRODUCTION  Low-risk Conventional Conversion Technology

 …DELIVERING exceptionaL EconomiCS  13  Source: Prefeasibility and Updated Scoping Study. Refer to the announcement dated May 20, 2020    $3,712/t LiOHLowest cash cost INTEGRATED PRODUCER  Lowest costMerchant producer  22,720 t/yBATTERY QUALITY LIOH PRODUCTION  $12,910/tConservative long-term price assumption  Strong economics WITH CONSERVATIVE PRICE DECK  Outcomes  Unit  Merchant Project  Integrated Project  Project Life  years  25  25  Steady State LiOH Production  t/y  22,720  22,720  Steady State Spodumene Production  t/y  N/A  160,000  LiOH Cash Costs  US$/t  $6,689  $3,712  Long-Term Spodumene Costs  US$/t  $651  $201  Mine/Concentrator Initial Capital  US$M  N/A  $168  Chemical Plant Initial Capital  US$M  $377  $377  Annual average EBITDA (steady-state)  US$M/y  $149  $218  After Tax NPV @ 8% discount rate  US$M  $714  $1,071  After Tax IRR  %  26%  26%  Payback from start of operations  y  3.34  3.23  Assumed long term LiOH price (real)  US$/t  $12,910  $12,910

   Location Drives Low OPERATING Costs  14  Source: Roskill  INTEGRATED  merchant

                                                                                                               Spodumene Project    Operating Spodumene Conversion Plant    Proposed Spodumene Conversion Plant        ~100% of world Spodumene production is currently converted in china  China produces 80% of world’s lithium hydroxide  As supply chains localize us and European oems will seek alternative sources  North Carolina is an ideal location for such conversion  MERCHANT HYDROXIDE OPPORTUNITY  15

 Project  USA      PURE SPODUMENE MINERALOGY  SHALLOW OPEN PIT QUARRYING  16  INTEGRATED BUSINESS BENEFITS FROM HIGH-GRADE RESOURCE WITH VAST UPSIDE  OPEN ALONG STRIKE AND AT DEPTH  ABUNDANT CLEAN PROCESS WATER  85% RECOVERIES BASED ON TESTWORK & 50 YEARS OF TSB PRECEDENT  27.9 Mt @ 1.11% Li2O764,000 tonnes of contained LCE100% of the lithium is attributable to spodumene mineralizationShallow open pits – 74% of resource within 100m of surface and 97% within 150mOpen along strike and at depth

QUARTZ


Solar Panel Glass


Composites


Technical Glass

FELDSPAR


Architectural Glass


Industrial Ceramics


Coatings

MICA


Cosmetics


Automotive Paints


Welding Rods

BY-PRODUCTS SERVE IMPORTANT MARKETS WHILE PROVIDING IMPORTANT CREDITS TO OPERATING COSTS

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POSITIVE ESG PROFILE

Clean Energy Product Portfolio	▪ Lithium fuels EVs, reducing emissions 67% vs. ICEs ▪ Quartz by-product targeted at growing solar glass market
OEMs Prefer Hard Rock for Sustainability	▪ Preference for spodumene vs. brine from a sustainability perspective ▪ Brine projects under pressure due to impact on water supply
Short Transport Distances	▪ 20-mile SC6 transport for integrated business vs. ~5,000 from Australia to China ▪ Potential 98% reduction in 'mine-to-EV' supply chain
Green Mining	▪ 100% of electricity will come from low-carbon sources ▪ No toxic chemicals or tailings impoundment; electric mining fleet being evaluated
Social	▪ First-world labor and environmental practices ▪ USA safety standards

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Nasdaq : PLL ASX : PLL PIEDMONT LITHIUM

 CATALYSTS TO DRIVE SHAREHOLDER VALUE  19  Market Cap – US$mm  Hydroxide testworkPermit Kings Mountain siteBuild project execution teamSecure LiOH offtake agreementsExplore strategic partnershipsDefinitive feasibility studiesFinancing and construction

PIEDMONT LITHIUM LIMITED	ASX	Nasdaq
Shares / ADRs (1 ADR =100 Shares)	826.3 mm	8.26 mm
Price (@5/22/20)	A$0.115	US$7.85
Market Cap (@5/22/20)	A$95 mm	US$65 mm
Cash (@3/31/20)	A$14.5 mm	US$9.0 mm

KEY SHAREHOLDERS

Australian Super	13%
Fidelity	9%
Officers and Directors	11%

BOARD OF DIRECTORS

Ian Middlemas	*Australia*	Chairman
Keith D. Phillips	*USA*	CEO
Anastasios Arima	*USA*	Director
Jeff Armstrong	*USA*	Director
Jorge Beristain	*USA*	Director
Levi Mochkin	*Australia*	Director

CORPORATE SNAPSHOT

RESEARCH COVERAGE

CANACCORD Genuity

ROTH Capital Partners

ThinkEquity — A Division of Fordham Financial Management, Inc., a Member FINRA – SIPC

TAYLOR COLLISON

FOSTER STOCKBROKING

PITT STREET RESEARCH

SHARE PRICE PERFORMANCE – LAST 3 MONTHS



24 Feb
2 Mar
9 Mar
16 Mar
23 Mar
30 Mar
6 Apr
13 Apr
20 Apr
27 Apr
4 May
11 May
18 May

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Nasdaq : PLL ASX : PLL PIEDMONT LITHIUM

HIGHLY-EXPERIENCED LEADERSHIP TEAM

TECHNICAL CONSULTANTS

Hatch hatch.com	**Primero** primero.com.au	**HDR** hdrinc.com
Marshall Miller mma1.com	**SGS** sgs.com	**CSA** csaglobal.com

LEADERSHIP TEAM

Keith Phillips, *Managing Director & CEO*
30+ Years Wall Street experience with JPMorgan, Merrill Lynch and Goldman Sachs

Taso Arima, *Founder and Director*
12+ years natural resource visionary executive; founder of multiple natural resource companies

Patrick Brindle, *VP – Project Management*
20+ years US and global engineering, procurement and construction experience

Lamont Leatherman, *VP – Chief Geologist*
25+ years as an exploration geologist, senior positions in BHP & Noranda in the Carolinas

David Buckley, *VP – Process Engineering*
25+ years lithium extraction and conversion expert, ex-FMC and Albemarle

Tim McKenna, *Government & Investor Relations*
30+ years government & investor relations, including with Rockwood Lithium and Lithium X

21

Disclaimers  Cautionary Statements and Important InformationThis presentation does not constitute or form part of any offer to sell, or solicitation of any offer to buy, any securities in the United States or any other country. This presentation may not form the basis of any contract or commitment whatsoever with any person. Distribution of this presentation may be restricted by applicable law. This presentation has been prepared by Piedmont Lithium Limited (“Piedmont”) as a summary only, and does not contain all information about Piedmont’s assets and liabilities, financial position and performance, profits and losses, prospects, and the rights and liabilities attaching to Piedmont’s securities. Any investment in Piedmont should be considered speculative and there is no guarantee that they will make a return on capital invested, that dividends would be paid, or that there will be an increase in the value of the investment in the future. Piedmont does not purport to give financial or investment advice. No account has been taken of the objectives, financial situation or needs of any recipient of this presentation. Recipients of this presentation should carefully consider whether the securities issued by Piedmont are an appropriate investment for them in light of their personal circumstances, including their financial and taxation position. Forward Looking StatementsThis presentation contains forward-looking statements within the meaning of securities legislation in Australia and the United States, including statements regarding exploration and development activities; plans for Piedmont’s mineral projects; projections of market demand and lithium prices; statements about the timing and amount of resource declarations; and statements about the timing and ability to complete scoping studies and feasibility studies. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause actual events, results, performance or achievements to be materially different from events, results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others, the risk that we will be unable to commercially extract mineral deposits, that our properties may not contain expected reserves, risks and hazards inherent in the mining business (including risks inherent in developing mining projects, environmental hazards, industrial accidents, weather or geologically related conditions), uncertainty about our ability to obtain required capital to execute our business plan, our ability to hire and retain required personnel, changes in the market prices of lithium, changes in technology or the development of substitute products, the uncertainties inherent in exploratory, developmental and production activities, including risks relating to permitting and regulatory delays, uncertainties inherent in the estimation of lithium resources, risks related to competition, as well as other uncertainties and risk factors set out in filings made from time to time with the Australian Stock Exchange and the U.S. Securities and Exchange Commission, including our most recent Form 20-F. Actual events, results, performance and achievements could vary significantly from the estimates presented in this presentation. Readers are cautioned not to put undue reliance on forward-looking statements. We disclaim any intent or obligation to update publicly such forward-looking statements, whether as a result of new information, future events or otherwise. Additionally, we undertake no obligation to comment on analyses, expectations or statements made by third parties in respect of Piedmont, its financial or operating results or its securities.Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred ResourcesThe Project’s Core Property Mineral Resource of 25.1Mt @ 1.09% Li2O comprises Indicated Mineral Resources of 12.5Mt @ 1.13% Li2O and Inferred Mineral Resources of 12.6Mt @ 1.04% Li2O. The Central Property Mineral Resource of 2.80Mt @ 1.34% Li2O comprises Indicated Mineral Resources of 1.41Mt @ 1.38% Li2O and 1.39Mt @ 1.29% Li2O.The information contained in this presentation has been prepared in accordance with the requirements of the securities laws in effect in Australia, which differ from the requirements of U.S. securities laws. The terms "mineral resource", "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" are Australian terms defined in accordance with the 2012 Edition of the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves (the “JORC Code”).  However, these terms are not defined in Industry Guide 7 ("SEC Industry Guide 7") under the U.S. Securities Act of 1933, as amended (the "U.S. Securities Act"), and are normally not permitted to be used in reports and filings with the U.S. Securities and Exchange Commission (“SEC”). Accordingly, information contained herein that describes Piedmont’s mineral deposits may not be comparable to similar information made public by U.S. companies subject to reporting and disclosure requirements under the U.S. federal securities laws and the rules and regulations thereunder. U.S. investors are urged to consider closely the disclosure in Piedmont’s Form 20-F, a copy of which may be obtained from Piedmont or from the EDGAR system on the SEC’s website at www.sec.gov.Competent Persons StatementsThe information in this presentation that relates to Exploration Results, Mineral Resources, Metallurgical Testwork Results, Concentrator Process Design, Concentrator Capital Costs, Concentrator Operating Costs, Mining Engineering and Mining Schedule was extracted from our ASX announcement dated May 26, 2020 which is available to view on the Company’s website at www.piedmontlithium.com.Piedmont confirms that: a) it is not aware of any new information or data that materially affects the information included in the original ASX announcement; b) all material assumptions and technical parameters underpinning Mineral Resources, Production Targets, and related forecast financial information derived from Production Targets included in the original ASX announcement continue to apply and have not materially changed; and c) the form and context in which the relevant Competent Persons’ findings are presented in this report have not been materially modified from the original ASX announcement.  22

 Clean Energy in the USA – May 2020  Piedmont Lithium Limited  Keith D. Phillips – President and CEO   +1 973 809 0505  kphillips@piedmontlithium.com  Head Office | 32 N Main Street | Suite 100 | Belmont, NC 28012 | USAExploration Office | 5706 Dallas-Cherryville Hwy. 279 | Bessemer City | NC 28016 | USARegistered Office | 28 The Esplanade | 9th Floor | Perth | WA 6000 | Australia  www.piedmontlithium.com